Exhibit 2


[LOGO] GRUBB&ELLIS                                                 MEDIA RELEASE
       Property Solutions Worldwide


FOR IMMEDIATE RELEASE              CONTACT:  Tim Gallen - Gallen.Neilly & Assoc.
                                             tim@gallen.com, 925.930.9848



               KOJAIAN INCREASES EQUITY POSITION IN GRUBB & ELLIS


INVESTMENT REPLACES $15.2 MILLION DEBT AND EQUITY INVESTMENT AND COMMITMENTS RECENTLY MADE BY WARBURG PINCUS; GIVES KOJAIAN AN OPPORTUNITY TO OBTAIN MAJORITY STOCKHOLDER VOTING POWER

NEW YORK, NY (Thursday, April 19, 2002) -- Grubb & Ellis Company (NYSE: GBE) said in an 8-K filing today that it has entered into an agreement with Bloomfield Hills, Michigan-based Kojaian Ventures, LLC to invest $15.2 million in the globally-integrated real estate services firm. The investment will replace debt and equity investments and commitments made earlier this year by Warburg Pincus on financial terms more favorable to GBE than the Warburg Pincus investments. The GBE Board authorized the Kojaian Ventures investment after receiving the recommendation of a Special Committee of GBE's disinterested directors.

         The capital investment by Kojaian Ventures, which is headed by C. Michael Kojaian, a long time GBE stockholder, member of the Grubb & Ellis Board and a significant client of the company, will position Kojaian with the opportunity to exercise the voting power of a majority stockholder. According to GBE management, the investment also provides an opportunity to further develop relationships between the two firms, and Grubb & Ellis leadership access to additional high level real estate market connections that can accelerate its quest to become a global provider of integrated real estate services.

         The capital injection, according to GBE Chief Financial Officer, Ian Bress (ian.bress@grubb-ellis.com, (212) 326-4784), will be used to retire $5 million in principal amount of debt currently owed to the Company's largest stockholder, Warburg Pincus. The remainder will be used to replace a $4.2 million Warburg Pincus equity investment in GBE and to pay down the $6 million in principal


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KOJAIAN INCREASES EQUITY POSITION IN GRUBB & ELLIS


amount of debt outstanding on the Company's credit facility. Bress added that the closing of the transaction is subject to receipt by GBE of an opinion from an independent financial advisor as to the fairness of the transaction and is subject to certain third-party approvals and standard closing conditions, but is not contingent on financing.

         Grubb & Ellis CEO, Barry Barovick (barry.barovick@grubb-ellis.com,
(212) 326-4744), said Kojaian has been an active leader and major investor in the firm since 1996. "This is more than just an investment of capital," said Barovick. "It's a demonstration of Michael Kojaian's confidence in our company's ability to establish an innovative new business platform, and increase our client base, market share and revenues. Michael's leadership and real estate experience on the Board is also viewed by the entire Grubb & Ellis Board and the executive management team as well timed and important to the completion of the company's mission."

         "As real estate investors, the Kojaian Companies know from firsthand experience that the industry needs a resource that can deliver an integrated approach to advisory, transaction and management services globally. Grubb & Ellis has made significant progress during the past year to fully develop that capability," said C. Michael Kojaian. "As clients and Board Members for many years, we've had a firsthand look at how good this company can be. Under Barry Barovick's leadership, Grubb & Ellis has assembled a determined team of top-notch people who are using their vision to change the way this industry does business. As a part of that team, we at Kojaian Ventures see our primary role as helping other businesses, investors and property owners discover the same insight about this company."

BACKGROUND:

KOJAIAN COMPANIES: As one of the nation's largest privately-held real estate investment companies, Bloomfield Hills, Michigan-based Kojaian Companies controls a significant domestic portfolio of income producing properties, including a diversified mix of office, industrial and retail assets.

GRUBB & ELLIS COMPANY (NYSE: GBE): Grubb & Ellis is one of the world's leading providers of integrated real estate services. Through its comprehensive global array of consulting, transaction and management solutions, Grubb & Ellis has established an innovative "continuum" of multi-level services for businesses and corporations worldwide, including strategic planning, property and asset management services, and transaction expertise in both corporate and investment real estate. With the collective resources of more than 8,000 people in over 200 offices in 30 countries, including its


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KOJAIAN INCREASES EQUITY POSITION IN GRUBB & ELLIS


domestic affiliates and a strategic initiative with Knight Frank, one of the leading property consulting firms in Europe, Africa and Asia Pacific, Grubb & Ellis provides a unique "single point of contact" approach for clients that empowers its professionals to approach commercial real estate issues seamlessly. For more information, visit the company's Web site at WWW.GRUBB-ELLIS.COM.


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STATEMENTS CONTAINED IN THIS PRESS RELEASE, which are not historical facts, are forward-looking statements, as the term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to: issues affecting real estate on both on a national and local basis, general economic conditions, the ability of the Company to fully implement its business plan, the ability of the Company to satisfy the contractual conditions to the proposed investment by Kojaian Ventures, and other factors that are discussed in the Company's Annual Report on Form 10-K that has been filed with the Securities and Exchange Commission.



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